UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Smart Share Global Limited

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

83193E102**

(CUSIP Number)

December 31, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** There is no CUSIP number assigned to the Class A Ordinary Shares. CUSIP number 83193E102 has been assigned to the American Depositary Shares ("ADSs") of Smart Share Global Limited, which are quoted on the Nasdaq Global Select Market under the symbol "EM." Each ADS represents two Class A Ordinary Shares.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83193E102	13G	Page 2 of 6 Pages

1		NAMES OF REPORTING PERSONS
China Ventures Fund I, Limited Partnership
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION
Prince Edward Island, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0
	6	SHARED VOTING POWER
35,877,631 Class A Ordinary Shares(1)
	7	SOLE DISPOSITIVE POWER
0
	8	SHARED DISPOSITIVE POWER
35,877,631 Class A Ordinary Shares(1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
35,877,631 (1)
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.9%(2)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) The shares are held directly by China Ventures Fund I Pte. Ltd., a wholly owned subsidiary of China Ventures Fund I, Limited Partnership.

(2) Based on 452,898,177 Class A Ordinary Shares of the Issuer issued and outstanding as of December 31, 2021, based on information provided by the Issuer. Beneficial ownership information is presented as of December 31, 2021.

(The terms used above are defined in Items 1, 2 and 4 of this Schedule 13G).

CUSIP No. 83193E102	13G	Page 3 of 6 Pages

Item 1.

(a)	Name of Issuer
Smart Share Global Limited (the "Issuer")

(b)	Address of Issuer's Principal Executive Offices
6th Floor, 799 Tianshan W Road, Changning District, Shanghai 200335, People's Republic of China

Item 2.

(a)	Name of Person Filing
China Ventures Fund I, Limited Partnership The shares are held directly by China Ventures Fund I Pte. Ltd. a wholly owned subsidiary of China Ventures Fund I, Limited Partnership.

(b)	Address of the Principal Office or, if none, residence
19F, B Wing, Kyobo Tower 465, Gangnam-daero Seoul, Seocho-gu 06611 South Korea

(c)	Citizenship
See response to Item 4 on cover page, which is incorporated by reference herein.

(d)	Title of Class of Securities
Class A Ordinary Shares, par value $0.0001 per share

(e)	CUSIP Number

83193E102

There is no CUSIP number assigned to the Class A Ordinary Shares. CUSIP number 83193E102 has been assigned to the American Depositary Shares ("ADSs") of Smart Share Global Limited, which are quoted on the Nasdaq Global Select Market under the symbol "EM." Each ADS represents two Class A Ordinary Shares.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

CUSIP No. 83193E102	13G	Page 4 of 6 Pages

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	The information required by Items 4(a) is set forth in Row (9) of the cover page and is incorporated herein by reference.
(b)	The information required by Items 4(b) is set forth in Row (11) of the cover page and is incorporated herein by reference.
Percent of class determined is based on 452,898,177 Class A Ordinary Shares of the Issuer issued and outstanding as of December 31, 2021, based on information provided by the Issuer. Beneficial ownership information is presented as of December 31, 2021.
The Class A Ordinary Shares of the Issuer are held directly by China Ventures Fund I Pte. Ltd., a wholly owned subsidiary of China Ventures Fund I, Limited Partnership. Accordingly, China Ventures Fund I, Limited Partnership may be deemed to have voting and/or dispositive power with respect to the Class A Ordinary Shares of the Issuer held by China Ventures Fund I Pte. Ltd.
China Ventures Fund I, Limited Partnership is controlled by SV GP I Ltd. SV GP I Ltd. is wholly owned by SV China Holdco Ltd., which is, in turn, wholly owned by Softbank Ventures Asia Corp. Softbank Ventures Asia Corp. is wholly owned by Softbank Korea Corp., which is, in turn, wholly owned by Softbank Group Corp. Mr. Masayoshi Son holds 21.25% equity interest in and is the largest shareholder of Softbank Group Corp.

Item 5.	Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

CUSIP No. 83193E102	13G	Page 5 of 6 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of a Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. 83193E102	13G	Page 6 of 6 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

China Ventures Fund I, Limited Partnership

By:	/s/ Joonpyo Lee
Name: Joonpyo Lee
Title: Director of the General Partner of China Ventures Fund I, Limited Partnership